                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*

                        Intek Diversified Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   458134 10 3
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Nicholas R. Wilson
                                    Chairman
                         Intek Diversified Corporation
                         5800 West Jefferson Boulevard
                         Los Angeles, California 90016
                                (310) 366-7703
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 17, 1995
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.





__________________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 458134 10 3                   13D                  Page 2 of 4 Pages

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Simmonds Communications Ltd.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                        (b) [ ]

     3      SEC USE ONLY




     4      SOURCE OF FUNDS*

            n/a

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                   [ ]

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada

                            7     SOLE VOTING POWER

                                  1,965,850
       NUMBER OF
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                      --
     EACH REPORTING
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                  1,965,850

                           10     SHARED DISPOSITIVE POWER

                                      --

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,965,850


    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                          [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            21.9 %

    14      TYPE OF REPORTING PERSON*

            CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO. 458134 10 3                                        Page 2 of 4 Pages

                                  SCHEDULE 13D


         The Schedule 13D filed on March 7, 1994 (the "Schedule 13D") and amended on March 29, 1994 ("Amendment No. 1"), on July 22, 1994 ("Amendment No. 2"), on September 23, 1994 ("Amendment No. 3"), on April 10, 1995 ("Amendment No. 4"), and on May 10, 1995 ("Amendment No. 5"), on behalf of Simmonds Communications Ltd. ("SCL") is hereby amended as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         Item 3 is amended by deleting the second sentence thereof and inserting in its stead the following:

                 After the disposition of 745,000 shares of Common Stock described in Item 5 subparts (c), (h), (i) and (j), SCL is the beneficial owner of 1,965,850 shares of Common Stock.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended as follows:

                 Delete the initial reference to 2,165,850 in the first sentence thereof and insert in its stead the following:
                 1,965,850.

                 Insert a new subparagraph (j) as follows:

                          (j)     On May 17, 1995, Extra Clearing B.V.
                                  exercised a portion of the options granted to it by SCL to acquire 200,000 shares of Common Stock reducing SCL's total holdings to 1,965,850 shares of Common Stock (21.9 % of the total outstanding shares of Common Stock), subject to various contracts and arrangements.

                 Delete the penultimate sentence of Item 5 and insert in its stead the following:

                          As of May 17, 1995, SCL beneficially owned 1,965,850 shares of Common Stock, subject to various contracts and arrangements. See Item 6.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ---------------------------

         Item 6 is amended by inserting immediately prior to the penultimate paragraph of item six, the following new paragraph:

                          As of May 25, 1995, SCL entered into an option
                 agreement (the "Bradley Option Agreement") (a copy of which is attached hereto as Exhibit J) with Bradley Ltd. of Hamilton, Bermuda, pursuant to which Optionee paid SCL One Hundred Thousand Dollars ($100,000) for options, exercisable through September 30, 1999, to purchase up to one hundred thousand (100,000) shares of Intek Common Stock for $1.50 per share, subject to any applicable regulatory or tax restrictions.


ITEM 7.  EXHIBITS.
         --------

         Item 7 is amended by adding at the end thereof the following new exhibit:

                 Exhibit J - Bradley Option Agreement





CUSIP NO. 458134 10 3                                         Page 3 of 4 Pages

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                               SIMMONDS COMMUNICATIONS LTD.



                               June 5, 1995
                               ------------------------------------------------
                                                     (Date)


                               /s/                   David O'Kell
                               ------------------------------------------------
                                                     (Signature)


                                                 David C. O'Kell
                                     Executive Vice President and Secretary
                               ------------------------------------------------
                                                     (Name/Title)





CUSIP NO. 458134 10 3                                         Page 4 of 4 Pages

                                                                       EXHIBIT J


May 18, 1995

Mr. Christopher Wetherhill
Bradley Ltd.
Hemisphere Management Limited
Hemisphere House
9 Church Street
P.O. Box 951
Hamilton HMDX, Bermuda

Dear Mr. Wetherhill:

The following is a Memorandum of Understanding between yourself and Simmonds Communications Ltd. ("SCL") concerning an Option Agreement for the purchase of 100,000 common shares of Intek Diversified Corporation of Los Angeles, California.

1.0  OPTION

In consideration for the payment of $100,000 USF, SCL hereby grants to Bradley Ltd. of Hamilton, Bermuda, the Option to purchase 100,000 common shares of Intek Diversified Corporation at the price of $1.50 USF per share.

2.0  TERM

The Option may be exercised at any time and from time to time in whole or in part, and shall expire on September 30, 1999.

3.0  TRANSFER RIGHTS

3.1 The Option may be transferred in whole or in part by Hemisphere Management Limited subject to the agreements and restrictions contained herein.

3.2 SCL may transfer the obligation to sell all or any portion of the common shares of Intek, subject to the agreements and restrictions contained herein.

4.0  CLOSING DATE

The Option shall be granted upon payment to SCL of 100,000 USF which shall be on or before May 30, 1995. The agreements contemplated by this Memorandum of Understanding shall expire if the payment to is not received by May 30, 1995.

Mr. Christopher Wetherhill, Bradley Ltd.
Page 2
May 18, 1995





5.0  CONDITION PRECEDENT

The grant of the Option and the subsequent sale of the common shares of Intek shall be subject to any regulatory and tax restrictions governing the sale of securities.

Sincerely,

/s/John G. Simmonds

John G. Simmonds
President


Agreed and accepted on this 25th day of May, 1995.



/s/Christopher Wetherhill
Christopher Wetherhill